Exhibit I

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Partial Redemption of Series C Preferred Shares

HONG KONG, CHINA, May 23, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it will exercise its right to redeem 5,600,000 shares of its 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”) on June 7, 2016 (the “Redemption Date”). The Series C Preferred Shares will be redeemed at the cash redemption price of $25.00 per share, plus an amount equal to all accumulated and unpaid dividends, pro-rated for the period from and including April 30, 2016 to, but excluding, the Redemption Date. The 5,600,000 Series C Shares to be redeemed represent approximately 42% of the 13,321,774 outstanding Series C Preferred Shares.

Additionally, Seaspan intends to use approximately $85 million of the net proceeds from today’s announced common share offering to further redeem Series C Preferred Shares. This redemption would be announced following the closing of such offering.

Dividends on the Series C Preferred Shares to be redeemed will cease to accrue on the Redemption Date. Upon redemption, the redeemed Series C Preferred Shares will no longer be outstanding, and all rights of the holders of such shares will terminate, except the right of the holders to receive the cash payable upon such redemption, without interest.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 15 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 88 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s intent to redeem Series C Preferred Shares. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, less than expected net proceeds from Seaspan’s proposed public offering and those risks and uncertainties discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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